Exhibit 99.2

21Vianet Group, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VNET)

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Form of Proxy for Extraordinary General Meeting

to be held on October 8, 2021
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of 21Vianet Group, Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding shares of the Company, par value US$0.00001 per share (the “Shares”), to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China on October 8, 2021 at 14:00 (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Meeting.

Only the holders of record of the Shares at the close of business on August 27, 2021 (Hong Kong time/China time) (the “Share Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matter requiring shareholders’ vote at the EGM. The quorum of the EGM is at least one shareholder entitled to vote and present in person or by proxy, holding in aggregate not less than one-third of the voting power of the Shares in issue carrying a right to vote at the EGM. This Form of Proxy and the accompanying Notice of Extraordinary General Meeting are first being mailed to the shareholders of the Company on or about September 3, 2021.

The Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated. If no instruction is given in a properly executed Form of Proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign this Form of Proxy in accordance with the instructions printed on it. Returning this Form of Proxy will not preclude you from attending the EGM and voting in person if you so wish. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China as soon as possible and in any event no later than 48 hours before the time of the EGM.

21Vianet Group, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VNET)

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Form of Proxy for Extraordinary General Meeting

to be held on October 8, 2021
(or any adjourned or postponed meeting thereof)

I/We __________________________________________ (please print name(s)) of _________________________________ (please print address(es)), being the registered holder of ____________________________ series A preferred shares / ordinary shares1, par value US$0.00001 each in the capital of 21Vianet Group, Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting2 or ________________________________of ____________________________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China on October 8, 2021 at 14:00 (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR[3]	AGAINST[2]	ABSTAIN[2]
1.	As a special resolution that the name of the Company be changed from 21Vianet Group, Inc. to VNET Group, Inc.

Dated _______________, 2021	Signature(s)[4]

1 Strike out series A preferred shares or ordinary shares, as appropriate

2 If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3 IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”. You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands. If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4 This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.